EXHIBIT 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

New Found Gold Corp. (“Company”)

1055 West Georgia Street, Suite 2129

Vancouver, British Columbia

V6E 3P3 Canada

Item 2	Date of Material Change

February 18, 2025

Item 3	News Release

The Company disseminated a news release announcing the material change described herein through the news dissemination services of Cision PR Newswire on February 18, 2025, and a copy was subsequently filed on SEDAR+.

Item 4	Summary of Material Change

The Company announced the appointment of Dr. Fiona Childe (Ph.D., P.Geo.) as Vice President, Communications and Corporate Development, Dr. Jared Saunders (Ph.D., CRSP, EP) as Vice President, Sustainability, and Robert Assabgui (P.Eng.) as Study Manager. In addition, the Company reported the resignations of Greg Matheson, Chief Operating Officer, effective February 28, 2025, and Ron Hampton, Chief Development Officer.

Item 5	Full Description of Material Change

Item 5.1	Full Description of Material Change

The Company announced the appointment of Dr. Fiona Childe (Ph.D., P.Geo.) as Vice President, Communications and Corporate Development, Dr. Jared Saunders (Ph.D., CRSP, EP) as Vice President, Sustainability, and Robert Assabgui (P.Eng.) as Study Manager. All appointments are effective February 18, 2025.

In addition, Greg Matheson, Chief Operating Officer, has resigned, effective February 28, 2025. While stepping down from his current role, Mr. Matheson will continue to support the Company as an Advisor.

Lastly, Ron Hampton, Chief Development Officer, has stepped down effective February 18, 2025.

Dr. Fiona Childe

Vice President, Communications and Corporate Development

Fiona Childe (Ph.D., P.Geo.) has over 25 years’ experience in the mining industry, starting as an exploration geologist and subsequently focusing on capital markets, corporate development and shareholders communications. Throughout her career she has consulted to and held senior management positions with Canadian-listed exploration, development and mining companies, with a primary focus on gold. She has worked on projects throughout Canada, the Caribbean, Latin America, Africa, Asia and Australia. She recently consulted to Mineros S.A. through its successful IPO on the Toronto Stock Exchange (TSX) and previously served as Vice President, Corporate Communications at Tau Capital Corp. through the acquisition of AfriOre Limited by Lonmin plc. She completed the first Ph.D. in Geology with the Mineral Deposit Research Unit at the University of British Colombia and is a P.Geo. (Ontario).

Dr. Jared Saunders

Vice President, Sustainability

Jared Saunders (Ph.D., CRSP, EP) has over two decades of experience in environmental sciences and chemistry, backed by a Ph.D. in Environmental Sciences from the Royal Military College of Canada. His distinguished career began in the Canadian Military, providing a strong foundation for his subsequent transition to the consulting sector. As a Senior Environmental Scientist with a leading global sustainable engineering, architecture and environmental consulting firm Jared led projects in environmental risk assessment and contaminated site management.  Over a decade ago, Jared returned to his Newfoundland and Labrador roots and joined Vale Newfoundland and Labrador, managing the environmental departments for Long Harbour and Voisey’s Bay. In 2023, Jared joined New Found as Director of Environment & Regulatory Affairs, overseeing environmental permitting, compliance, baseline studies, and regulatory processes. Jared is dedicated to implementing top environment, social and governance practices and building positive and transparent relationships with team members, local and Indigenous communities, regulators, and stakeholders.

Mr. Robert Assabgui

Study Manager

Robert Assabgui (B.Eng., P.Eng.) is an accomplished senior operations executive and manager with expertise in project management and engineering within the mining industry. He has worked in a variety of roles in engineering, operations, project delivery and executive management. Robert started his career at Inco Ltd. (subsequently Vale Canada Ltd.) and progressed to the Director of Mines, accountable for six mines, the concentrator and the Mines Technical Services Department. In 2017, Rob joined Hudbay Minerals Inc. as Vice President of Technical Services, and subsequently Vice President of the Manitoba Business Unit. He successfully positioned the business unit to transition the Snow Lake operations into a primary gold producer, with the refurbishment and start up of the New Britannia Gold Mill, and the closure of the Flin Flon Operations. He was more recently Study Manager for Reunion Gold Corporation at the Oko West Project up to its acquisition by G Mining Ventures Corp. in 2024.

Item 5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

The report is not being filed on a confidential basis.

Item 7	Omitted Information

There are no significant facts required to be disclosed herein which have been omitted.

Item 8	Executive Officer

For further information, please contact Keith Boyle, Chief Executive Officer of the Company, at 1-845-535-1486 or info@newfoundgold.ca.

Item 9	Date of Report

February 20, 2025